ALDEYRA THERAPEUTICS, INC.

15 NEW ENGLAND EXECUTIVE PARK

BURLINGTON, MA 01803

April 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey Reidler

Christina De Rosa

Re:	Aldeyra Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-193204

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Reidler and Ms. De Rosa:

As discussed with the Staff by telephone on April 10, 2014, Aldeyra Therapeutics, Inc. (the “Registrant”) hereby withdraws its prior request for acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-193204), as amended (the “Registration Statement”), set forth in its letter dated April 8, 2014.

Best regards,

ALDEYRA THERAPEUTICS, INC.

/s/ Todd C. Brady, M.D., Ph.D.

Todd C. Brady, M.D., Ph.D.

Chief Executive Officer